UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Yandex N.V.

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

The Netherlands

(Jurisdiction of Subject Company’s Incorporation or Organization)

Yandex N.V.

(Name of Person(s) Furnishing Form)

Share Appreciation Rights (SARs) issued under the Yandex N.V. Second Amended and
Restated 2007 Equity Incentive Plan, each SAR entitling the holder to receive a certain number of Class A Ordinary Shares

(Title of Class of Subject Securities)

N97284108

(CUSIP Number of Class of Securities (if applicable))

Arkady Volozh, Chief Executive Officer

Laan Copes van Cattenburch 52

The Hague, the Netherlands

2585 GB

Telephone: +31-70-356-2237

Facsimile: +31-70-356-1126

Email: askIR@yandex-team.ru

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 29, 2012

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following documents are attached as exhibits to this Form CB:

Exhibit No.	Document
99.1	Offer to Exchange
99.2	Individual Award Statement
99.3	Election Form and Release Agreement

Item 2. Informational Legends

Not applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/ ARKADY VOLOZH
(Signature)

Arkady Volozh, Chief Executive Officer
(Name and Title)

October 29, 2012
(Date)